March 22, 2007

Effie Simpson, Staff Accountant
Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	Gener8Xion Entertainment, Inc. (the “Company”)
File No: 0-15382
Form 8-K/A filed on March 6, 2007

Dear Ms. Simpson:

In regard to your comments to our March 6, 2007 Form 8-K/A we coordinated our response below to your comment numbers.

1.
The weakness in internal control reported to us by our former auditors principally took place in the last quarter and for the most part had to do with the distribution of the Company’s first film “One Night With The King” (“ONWTK”). We have enclosed herewith as Exhibit A, a copy of the Audit Adjustments proposed by our former auditors.

We have taken certain steps to improve these weaknesses.

a. We have retained the services of an outside C.P.A. to analyze the financial data used in the preparation of the financial statements of our Cinemills Division. Cinemills was acquired in 2005. These reviews are expected to identify adjustments prior to the time the date is provided to our independent accountants for their quarterly reviews. This service commenced with the quarter ended January 31, 2007.

b. We also expanded the role of our in house attorney, experienced in entertainment matters, to assist our financial personnel in analyzing agreements to determine the financial effect. Our involvement in the production and distribution of motion pictures, television and other media, is fairly new and each agreement often contains unique arrangements. The assistance of our in-house counsel has been helpful in making timely decisions regarding financial reporting matters.

2.
Enclosed herewith as Exhibit A is a copy of the Audit Adjustments for fiscal year end and fourth quarter 2006, proposed by our former auditors. Please note that these adjustments include a schedule showing the impact on pre-tax loss. There were only minor adjustments in 2005, and there were no “control deficiencies” or “material weaknesses” noted by our former auditors in regard to our 2005 financial statements.

Substantially all the fiscal 2006 adjustments related to the distribution of ONWTK. The film was first exhibited during the later part of October 2006. Our fiscal year end is October 31. We needed to wait for some of the information required to determine the amounts to be recorded at October 31, 2006 relating to ONWTK. In order to complete as much of the closing as possible and have the audit commence as early as possible we focused our time on other matters and dealt with the ONWTK during the latter part of the audit.

We believe that this was a unique timing issue and does not indicate that our procedures are inadequate for the preparation of future financial statements. As our planned involvement in feature films increases, we understand that we will need to hire additional staff and that will occur when appropriate. Further, as stated in 1. above the hiring of additional staff will enable the Company to deal with these matters more promptly.

3.
In accordance with your comment we have enclosed as Exhibit B, a copy of the letter from our former accountants dated February 9, 2007 which includes “C. Control Deficiencies, Significant Deficiencies or Material Weaknesses Noted During Audit” on page 3.

4.
In accordance with your comment, we respectfully refer you to our letter dated March 5, 2007, which is Exhibit 16.3 to our Form 8-K/A filed with the Commission on March 6, 2007, wherein we address our understanding of reportable events under Item 304 and why we believe that Item 304 does not apply to our situation. While  we do not believe that the internal control deficiencies noted by Stonefield Josephson rose to the level of that which is required to be reportable under Item 304, we did include disclosure relating to ineffective controls and procedures under “Item 8A. Controls and Procedures” in our Form 10-KSB filed on February 2, 2007.

5.	In accordance with your comment we have enclosed as Exhibit C a letter to the Commission containing the acknowledgements you require.

Very truly yours,

Gener8Xion Entertainment, Inc.

/s/ Matthew Crouch
Chief Executive Officer

/s/ Marilyn Beaubien
Chief Financial Officer

EXHIBIT A - PROPOSED JOURNAL ENTRIES

Client:	Gener8xion Entertainment
Engagement:	2006 audit
Period Ending:	10/31/06
Workpaper:	Proposed Journal Entries

Account	Description	W/P Ref	Debit	Credit	Pre-tax Income (Loss)

Adjusting Journal Entries JE # 1		L-3
To accrue P&A expenses incurred as of 10/31/06 related to the ONWTK film.
6180	50742 · ONWTK - P & A Expense		195,824.00		(195,824.00)
2000	2000 · Accounts Payable - GENX			195,824.00
Total			195,824.00	195,824.00

Adjusting Journal Entries JE # 2		M-3
To record interest accrual on $6M P&A advances per loan agreement.
7025	80101 · Interest Expense		285,714.00		(285,714.00)
2120	20200 · Accrued Liabilities 20205 · Accrued Interest			285,714.00
Total			285,714.00	285,714.00

Adjusting Journal Entries JE # 3
To record stock based compensation expense for shares issued for services and for P&A expenses with ONWTK.
6180	50742 · ONWTK - P & A Expense		62,500.00		(62,500.00)
6261	Stock based compensation expense		268,750.00		(268,750.00)
3000	30100 · Common Stock			500.00
3000	30100 · Common Stock			2,750.00
3005	30200 · Additional Paid In Capital			62,000.00
3005	30200 · Additional Paid In Capital			266,000.00
Total			331,250.00	331,250.00

Adjusting Journal Entries JE # 4		E-8
To reclass AR related party (Matt Crouch) of $60k to Film Inventory. Genx had paid Matt Crouch $60k for obtaining certain film rights (three different films).
1211	12500 · Inventory 12604 · IP - Three Pictures - Purchased from M Crouch		60,000.00
1115	12103 · Accounts Receivable-Related			60,000.00
Total			60,000.00	60,000.00

Adjusting Journal Entries JE # 5		D-2
To adjust the AR for production for ONWTK per management estimate
1100	12000 · Accounts Receivable - Trade		469,301.00
4010	40200 · Production Income			469,301.00	469,301.00
Total			469,301.00	469,301.00

Adjusting Journal Entries JE # 6		L-4
To accrue for P&A advertising costs (Clark Advertising).
6180	50742 · ONWTK - P & A Expense		28,987.00		(29,987.00)
2000	2000 · Accounts Payable - GENX			28,987.00
Total			28,987.00	28,987.00

Adjusting Journal Entries JE # 7		L-6
To record additional accrual for fixed fee due to Rocky Mountain Pictures (total fee per contract was $175,000). $25k in ap, $50k paid at 10/31/06, additional accrual of $100k.
6180	50742 · ONWTK - P & A Expense		100,000.00		(100,000.00)
2000	2000 · Accounts Payable - GENX			100,000.00
Total			100,000.00	100,000.00

Adjusting Journal Entries JE # 8		D-1
To reverse out AR reserve of 10k
1120	12104 · BD Reserves		10,584.00		10,584.00
6270	52030 · Bad Debt expense			10,584.00
Total			10,584.00	10,584.00

	Impact on pre-tax net income (loss)				(462,890.00)

EXHIBIT B

Gener8xion Entertainment, Inc.
Agenda for Audit Committee Meeting
Audit of Year Ended 10/31/06

February 9, 2007     1 pm

Audit Committee Members:

John R. Dempsey, Board Director and Audit Committee Chairman

Ric Wake, Board Director and Audit Committee Member

William B. Barnett, Board Director and Audit Committee Member

Also in attendance:

Marilyn Beaubien, Chief Financial Officer

A.	Required communication with audit committee (per SAS 90 and SAS 112):

1.
Significant Accounting Policies: Management has the responsibility for selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in the Notes to the financial statements - Management has applied accounting principles on a consistent basis and accounting principles used appear proper. No new accounting policies were adopted this period.

2.	Significant accounting issues
a.
Goodwill and Intangible Assets: As the Company is required under SFAS 142 to perform an annual impairment test of Goodwill (for Cinemills division), based on a 5 year cash flows analysis completed by management, it was determined that no triggering events occurred at the end of the period that would cause an impairment of Goodwill.

b.	Film production revenues from One Night with the King and related expense recognition issues, determinability of theatrical revenues earned, etc.

3.
The consolidated financial statements are the responsibility of management. Our audit was designed in accordance with standards of the Public Company Accounting Oversight Board (United States) to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

4.
Accounting Estimates: Accounting estimates are an integral part of the financial statements prepared by management and are based on management’s knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We conclude that the accounting estimates appear reasonable at October 31, 2006. Follows are the significant estimates identified in the audit:

a.
As noted above, the Company has adopted SFAS 123R, which requires certain management assumptions in the use of the Black Sholes valuation model. Stonefield Josephson tested all assumptions to publicly available information, and found the assumptions reasonable.

b.	Net settlement amount of theatrical revenues from One Night with the King.

4.
For purposes of this letter, professional standards define an adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our procedures. An adjustment may or may not indicate matters that could have a significant effect on the Company’s financial reporting process (that is, cause future financial statements to be materially misstated). For the year ended October 31, 2006, we had several material proposed adjusting entries, and management has been informed of these adjustments. See EXHIBIT A below for a list of these journal entries.

5.
Disagreements with Management - For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or any matter that could be significant to the financial statements. We are pleased to report that no such disagreements arose during the course of our audit.

6.
Consultations with Other Independent Accountants: In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a “second opinion” on certain situations. If a consultation involves application of an accounting principle to the Company’s financial statements or a determination of the type of auditor’s opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, the only consultation with outside accountants were in the tax return preparation, and use of an outside consultant to prepare the financial statements included in Form 8-K for the acquisition of Merd Holdings.

B.	Other Information - Auditors have performed a review of the entire 10-KSB document to ensure that there is no information inconsistent with basic financial statements.

B.   Status - Currently, we are in the final stages of our audit. The following activities remain open at the time of this meeting:
a.	Final review of tax provision by tax partner
b.	Final sign off by concurring reviewer
c.	Signed management representation letter
d.	Remaining completed disclosure checklists from Marilyn (one only)
e.	Missing confirmations from DR&A, two attorneys, Rocky Mountain Pictures (for net box office receipts due to the Company), and Windfall $6M loan

C. Control Deficiencies, Significant Deficiencies or Material Weaknesses Noted During Audit:

1.	P&A Loan Interest not accrued by client
2.	P&A Expenses Incurred as of 10/31/06 but Paid Subsequent - not accrued by company
3.	Unrecorded stock based compensation for stock issued for services performed
4.	Unrecorded accrual for fixed fee due to Rocky Mountain Pictures (total fee per contract was $175,000, only $75,000 was accrued).
5.	Reclassification of Film Inventory purchased from Matt Crouch
6.	Adjustment to the AR for production for ONWTK per expected net box office receipts

EXHIBIT C

March 22, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Gener8Xion Entertainment, Inc.
Form 8-K/A filed on March 6, 2007
File No.: 0-15382

Gentlemen:

Please be advised that, on behalf of Gener8Xion Entertainment, Inc., (the “Company”), I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s reports with the Commission, and
(b)
staff comments or changes to disclosure in response to staff comments in our filings, reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Company’s filings, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

GENER8XION ENTERTAINMENT, INC.

/s/ Matthew Crouch
Chief Executive Officer